                              EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT (this "Agreement") is dated this ___ day of October, 2000, and is entered into by and between Andrea S. Maizes ("Executive"), Convergent Group Corporation, a Delaware corporation, having its principal office at 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111 (the "Corporation"), Convergent Holding Corporation, a Delaware corporation, having its principal office at 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111 ("CHC"), and Schlumberger Technology Corp., a Texas corporation, having its principal office at ________________ ("STC"). This Agreement shall be effective as of the "Effective Date", as defined below.

     In consideration of the mutual promises and the terms and conditions set forth below, Executive and the Corporation (together, the "Parties," and each, a "Party") agree as follows:

     1. EMPLOYMENT. The Corporation shall employ Executive as its Executive Vice President of Resource Management, and Executive hereby accepts such employment and agrees to perform such duties and undertake such responsibilities as are customarily performed by others holding positions similar to that assigned to Executive in similar businesses, subject to the general direction and supervision of the Corporation's President and Chief Executive Officer.

     2. FULL-TIME BEST EFFORTS. Executive shall devote her full professional time and attention to the performance of her obligations under this Agreement, and will at all times faithfully, industriously and to the best of her ability, experience and talent, perform all of her obligations hereunder. Executive shall receive a performance review from the Corporation on or about each anniversary of Executive's original date of hire.

     3. TERM. The term of this Agreement shall begin on the Effective Date (as defined below) and shall remain in effect for a period of three (3) years after the Effective Date (the "Initial Term"). After expiration of the Initial Term, this Agreement will be automatically renewed for additional one-year periods (each a "Renewal Term") as of each anniversary of the Effective Date (each a "Renewal Date"); provided neither party has given written notice to the other party of an intent not to renew at least 90 days prior to any Renewal Date. The Initial Term and each Renewal Term shall be subject to earlier termination as set forth herein. The "Effective Date" shall mean the date of "Closing" pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") by and among CHC, Convergent Acquisition Sub, Inc., STC and the Corporation dated as of October ___, 2000. Notwithstanding anything herein to the contrary, if the Effective Date has not occurred on or before March 31, 2001, this Agreement shall be null and void and the rights and obligations of the parties shall be determined as if this Agreement had never been entered into.

     4.   EQUITY INTERESTS.

          (a) INTRODUCTION. Executive currently holds certain shares of Common Stock of and/or options to acquire shares of Common Stock (the "Equity Interests") in the Corporation. Executive hereby agrees, as described below, to sell a portion of her Equity Interests in connection with the transactions contemplated by the Merger Agreement. That portion of Executive's Equity Interests not sold in connection with the Merger Agreement, including without limitation any shares acquired after the date of execution of this Agreement but prior to the Effective Date, will be contributed to CHC in return for shares in CHC. Any options granted to Executive pursuant to the Corporation's 1999 Stock Option Plan (the "1999 Option Plan") which remain outstanding as of the Effective Date will be assumed by CHC in accordance with the Merger Agreement.

          (b) SALE OF CORPORATION SHARES. Except as set forth in Section 4(c) below, Executive agrees to sell an aggregate of 45,000 shares of Common Stock of the Corporation at a price of $8.00 per share, either in the "Offer" or pursuant to the "Merger", as those terms are defined in the Merger Agreement. For purposes of this Section 4, shares of Common Stock owned by Executive shall include shares held by Executive's spouse; any parent, child, descendant or sibling of Executive; the spouse of any of the foregoing; or any trust, partnership, custodian, fiduciary or other person or entity who holds such shares for the benefit of any such person. Any shares of Common Stock owned by Executive which are not sold in the Offer or pursuant to the Merger shall be contributed to CHC pursuant to the Subscription and Contribution Agreement (the "Subscription Agreement") among CHC, STC, Cinergy Ventures, LLC and the Management Investors named therein dated as of October ___, 2000, in return for shares of CHC.

          (c) PUT RIGHT WITH RESPECT TO INITIAL SHARES. Executive may elect to exchange any or all of the shares referenced in Section 4(b) for shares of Common Stock in CHC pursuant to the Subscription Agreement. In that event, Executive shall have the right and option (the "Subsequent Sale Option"), in her sole discretion, to cause CHC to purchase up to that number of shares of Common Stock of CHC which is equal to the difference between the number of shares of Common Stock of the Corporation sold by Executive in the Offer or pursuant to the Merger and 45,000 shares. Executive may elect to exercise the Subsequent Sale Option by delivering written notice to CHC of such election (the "Subsequent Sale Notice") at any time within one year of the Effective Date, which notice shall state the number of shares of Common Stock to be sold by Executive and purchased by CHC. The price of any shares of Common Stock of CHC to be sold upon exercise of the Subsequent Sale Option shall be $8.00 per share. The Subsequent Sale Option may be exercised on more than one occasion during such one year period, provided that in no event shall the aggregate number of shares to be purchased from Executive pursuant to Sections 4(b) and 4(c) exceed 45,000 shares. CHC shall pay the purchase price in immediately available funds against delivery of the stock certificates representing the shares (or, in lieu of delivery of lost, stolen or destroyed certificates, an agreement to indemnify CHC from any loss incurred by it in connection with such certificates) at a closing to be held within ten days of the receipt of the Subsequent Sale Notice. If CHC is prevented from redeeming or making full payment for such shares by any legal or contractual restriction, CHC shall then redeem the maximum number of such shares as permitted free from any legal or other restrictions and STC shall then purchase the remaining such shares under the same terms and conditions under which CHC was to have made such purchase. This Section 4(c) shall survive the termination or expiration of this Agreement for any reason.

          (d) ACCELERATION OF VESTING. The Corporation acknowledges and agrees that in accordance with the terms of the 1999 Option Plan, any unvested options granted to Executive pursuant to the 1999 Option Plan which remain outstanding as of the Effective Date, and shares of Common Stock owned by Executive which are subject to an Early Exercise Stock Repurchase Agreement, if any, between Executive and the Corporation, other than options which are characterized as "Tranche 3" options, will be accelerated and will be fully vested as of the Effective Date.

          (e) GRANT OF ADDITIONAL OPTIONS. As of the Effective Date, CHC shall grant Executive, pursuant to the CHC 2000 Stock Option/Stock Issuance Plan (the "2000 Option Plan"), options to acquire 135,000 shares of Common Stock in CHC at an exercise price of $8.00 per share. Such options shall vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the Effective Date, provided that Executive remains in the employ of the Corporation. The options shall be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to the maximum extent permitted by the Code. The terms and conditions applicable to such grant shall be as set forth in the 2000 Option Plan and the standard Notice of Grant of Stock Options and the exhibits thereto used pursuant to the 2000 Option Plan.

     5.   BASE SALARY AND BENEFITS.

          (a) BASE SALARY. Executive's annual base salary, effective as of the Effective Date is $200,000. Executive's base salary shall be reviewed at least annually in conjunction with Executive's annual performance review and may be increased, but not decreased, as appropriate in light of Executive's performance. Executive's annual base salary shall be paid in twenty-four (24) semi-monthly payments during each annual period.

          (b)  COST OF LIVING INCREASE. The annual base salary set forth in
Section 5(a) shall be adjusted annually in an amount equal to the increase in the cost of living during the preceding annual period. At no time shall the annual base salary be adjusted to an amount lower than the previous year's annual base salary. The first cost of living adjustment shall be effective as of January 1, 2001, and shall be based upon the cost of living increase for the period January 1, 2000 through December 31, 2000. The annual base salary shall be adjusted annually each year thereafter, effective as of January 1, based upon the prior calendar year's cost of living change. The cost of living adjustment shall be determined by reference to the change in the Consumer Price Index - Cities, all items, figures for urban wage earners and clerical workers, Miami-Fort Lauderdale, not seasonally adjusted, as published by the Bureau of Labor Statistics or a comparable index if this index is discontinued at any time during the term of this Agreement. If the change in the Consumer Price Index has not been released as of the time at which an adjusted payment is to be made, the Corporation shall estimate the amount of the adjustment, and the amount of any overpayment or underpayment shall be corrected in the first payment in which it is reasonably practical to do so after the Consumer Price Index is released.

          (c) BENEFITS. Executive shall be entitled to participate in such life insurance, disability, medical, dental, pension, profit sharing and retirement plans and other programs as may be made generally available from time to time by the Corporation for the benefit of executives of Executive's level or its employees generally (the "Benefits"). In addition, provided that Executive is able to qualify for such insurance, the Corporation shall pay the premiums for $1,500,000 of life insurance on the life of Executive for which Executive shall be entitled to name the beneficiary. In the event of a termination of Executive's employment with the Corporation, other than by death, Executive shall have the right and option, by providing written notice to the Corporation within thirty (30) days of the date of termination of employment, to purchase from the Corporation any policy or policies of insurance on Executive's life for a price equal to the cash surrender value of those policies, if any, calculated on a pro rata basis as of the date of purchase of such policies, exclusive of any dividend, dividend accumulations, cash value of any paid-up insurance additions or policy loans, plus the pro rata portion of any premium paid prior to such date which covers a period extending beyond the date of the purchase, less any policy loan and interest then due. Upon receipt of the purchase price, the Corporation shall deliver the life insurance policies to Executive and shall execute any necessary instruments of transfer. Executive shall have no further rights in any such life insurance policies not purchased within the above thirty
(30) day period and the Corporation shall then have the right to hold or dispose of such policies in any lawful manner. Executive's right to purchase and the Corporation's obligation to transfer the insurance policies shall be subject to the terms and conditions of such policies. Executive shall be entitled to receive one week of sick/personal time and four weeks of vacation during each full year of employment. Any unused vacation leave time accumulated during such year of employment shall not carry over to subsequent years without the express written approval of the Corporation's Chief Executive Officer.

     6.   BONUS COMPENSATION.

          (a) INCENTIVE BONUS. Bonus arrangements for calendar year 2000 which are in place prior to the execution date of this Agreement shall remain in effect without change. Executive acknowledges that she has received a $100,000 advance on her annual incentive performance bonus for calendar year 2000 and the Corporation acknowledges that Executive has earned such advanced amount in accordance with the provisions of the employment agreement between Executive and the Corporation dated January 1, 2000. Commencing with calendar year 2001, Executive shall be eligible to earn an annual incentive performance bonus for each year (the "Incentive Bonus") in addition to her annual base salary. The targeted annual Incentive Bonus amount shall be an amount between 50% and 100% of Executive's annual base salary as of the beginning of the year under consideration, as determined by the Corporation (the "Target Bonus"). The payment of any portion of the Target Bonus shall be dependent upon the attainment by Executive and the Corporation of their mutually agreed upon objectives (the "Annual Performance Plan"), which shall be established annually by mutual agreement between Executive and the Corporation. The Annual Performance Plan for calendar year 2001 shall be established within a reasonably practicable amount of time as determined by the Chief Executive Officer of the Corporation after the date of execution of this Agreement. Subsequent Annual Performance Plans shall cover a calendar year and shall be established for each year on or before January 15 of such year. If the Corporation and Executive are unable to mutually agree with respect to Executive's Annual Performance Plan, the Annual Performance Plan shall be determined by the Corporation, provided that the plan must be reasonably attainable by Executive based upon conditions existing at the time the Annual Performance Plan is determined. Exceeding the goals of the Annual Performance Plan may result in additional compensation to be determined by the Corporation in its sole discretion. Executive must remain in the employ of the Corporation as of the last day of the year in order to earn an Incentive Bonus for such year. Any Incentive Bonus earned pursuant to this Agreement shall be paid no later than the earlier of (i) ten days after the completion of the Corporation's audited financial statements for the year for which the Incentive Bonus was earned and (ii) April 15 of the year following the year for which the Incentive Bonus was earned. To the extent relevant or necessary, results of financial performance of the Corporation shall be based upon the Corporation's audited financial statements, which shall be conclusive.

          (b) THIRD YEAR BONUS. Executive shall be eligible to earn a one-time bonus (the "Third Year Bonus") in addition to her annual base salary if each of the following conditions have been satisfied:

               i. Executive holds any options granted to Executive pursuant to the 1999 Option Plan which remain outstanding and unexercised as of the Effective Date;

               ii. Executive did not exercise any options granted to Executive pursuant to the 1999 Option Plan at any time after September 30, 2000 through and including the second business day following the Effective Date except with respect to shares acquired upon exercise of options which shares are subsequently sold in the Offer or pursuant to the Merger in compliance with
Section 4(b) or are subject to the Subsequent Sale Option as described in
Section 4(c);

               iii. CHC has failed to successfully consummate an underwritten public offering under the Securities Act of 1933, as amended, on or before the third anniversary of the Effective Date; and

               iv. There has been no sale of all or substantially all of the stock or assets of CHC for cash or freely tradable securities of a publicly traded company on or before the third anniversary of the Effective Date.

The Third Year Bonus amount shall equal Executive's annual base salary in effect as of the third anniversary of the Effective Date. Executive must remain in the employ of the Corporation as of the third anniversary of the Effective Date in order to receive this Third Year Bonus. Any Third Year Bonus earned pursuant to this Agreement shall be paid as soon as reasonably practicable (but no later than thirty days) after the third anniversary of the Effective Date.

     7.   FACILITIES AND EXPENSES.

          (a) FACILITIES AND EQUIPMENT. The Corporation shall furnish facilities, equipment, services and assistance suitable to Executive's position for the performance of Executive's duties.

          (b) HOME OFFICE. Executive's principal office shall be located at the Executive's principal residence, currently located in Coral Springs, Florida (the "Home Office"). The Corporation shall reimburse Executive for the reasonable expenses of maintaining the Home Office, up to $1,000 per month; provided, however, that Executive shall make herself available at the Corporation's main office in Denver, Colorado, and/or at other corporate offices of STC or the Corporation globally, trade shows, investor meetings or other similar locations at such times as are reasonably necessary for the satisfactory performance of Executive's duties pursuant to this Agreement. The Corporation shall pay per diem travel expenses, based upon the Corporation's standard practices, for costs of commuting to the Corporation's main office and/or customer premises. Such expenses shall include the cost of first class air travel from Florida to Denver, Colorado on a weekly basis. The Corporation shall also provide a furnished apartment in the vicinity of the Corporation's main office for Executive's use.

          (c) AUTOMOBILE. The Corporation shall also either provide a company automobile or reimburse Executive for reasonable expenses of operation of Executive's personal automobile (such expenses to include insurance, maintenance, fuel and depreciation, if applicable). The extent to which the expenses of operation of

Executive's personal automobile are reasonable shall be determined by the Chief Executive Officer of the Corporation.

          (d) REIMBURSEMENT OF EXPENSES. In the promotion and execution of the business of the Corporation, Executive is expected to incur certain reasonable expenses for entertainment, travel, and business fax and telephone bills which shall be reimbursed by the Corporation, in accordance with the Corporation's normal policies and procedures. Unusual and extraordinary expenses incurred by Executive and not approved in advance by the Chief Executive Officer of the Corporation may not be reimbursed. The Corporation shall also reimburse Executive for Executive's business-related legal, accounting and financial planning fees, up to a maximum of $2,500 per calendar year.

     8. NO COPIES OF DOCUMENTS AND MATERIALS. Executive shall not (except in the performance of her duties in the ordinary course of business for which she is employed by the Corporation) at any time or in any manner make or cause to be made any copies, pictures, duplicates, facsimiles or other reproductions or recordings or any abstracts or summaries of any reports, studies, memoranda, correspondence, manuals, records, plans or other written, printed, computerized or otherwise recorded materials of any kind or nature whatsoever belonging to or in the possession of the Corporation or any of its subsidiaries.

     9. MATERIALS REMAIN ON PREMISES. Executive shall have no right, title or interest in any material referenced in Section 8. Executive agrees that, except in the performance of her duties in the ordinary course of business for which she is employed by the Corporation, Executive will not, without the prior written consent of the Corporation, remove any such material from any premises of the Corporation, provided, however, that this Agreement shall serve as the prior written consent of the Corporation for Executive to keep any such material and/or any copies thereof as are necessary to perform Executive's duties for the Corporation at the Home Office. Executive further agrees that, immediately upon the termination of her employment with the Corporation or upon the termination of this Agreement, whichever occurs earlier, or at any time prior thereto upon the request of the Corporation, she shall surrender all such material to the Corporation and execute a document acknowledging that she has complied with the provisions of this Agreement.

     10. TRADE SECRETS. Executive shall not at any time, whether during or after the term of this Agreement, use for Executive's own benefit or purposes or for the benefit or purposes of any other person, firm, partnership, association, corporation or business organization, entity or enterprise, or disclose (except in the performance of her duties in the ordinary course of business for which she is employed by the Corporation) in any manner to any person, firm, partnership, association, corporation or business organization, entity or enterprise any trade secret, information, data, know how or knowledge (including, but not limited to, that relating to personnel lists and files, personnel training and development programs, service techniques, purchasing organization and methods, sales organization and methods, inventories, client lists, market development and expansion plans, and client and supplier relationships) or any other Discoveries (as defined in Section 12) belonging to or relating to the affairs of the Corporation or any of its parents, subsidiaries or affiliates or to the clients of the Corporation or any of its parents, subsidiaries or affiliates; provided, however, that this Section shall not apply to any trade secret, information, data, know how, knowledge, or Discovery that is or becomes generally available to the public through no fault or action of Executive.

     11. CUSTOMERS. In furtherance of and not in limitation of Section 9, Executive acknowledges that the lists of the Corporation and its parents', subsidiaries' and affiliates' personnel and customers as it may exist from time to time constitute valuable and unique assets of the Corporation and its parents, subsidiaries and affiliates and Executive agrees that she shall not, during or after the term of her employment, disclose such lists or any part thereof to any person, firm, partnership, association, corporation or business organization, entity or enterprise for any reason or purpose whatsoever, nor shall Executive use such personnel or customer lists for her own benefit or purposes or for the benefit or purposes of any business with which Executive may become associated.

     12. DISCOVERIES. Executive agrees with the Corporation that any and all inventions, discoveries, improvements, designs, methods, systems, developments, know how, ideas, suggestions, devices, trade secrets and processes (hereinafter collectively referred to as "Discoveries"), whether patentable or not, which are discovered, disclosed to or otherwise obtained by Executive during her employment with the Corporation are confidential, proprietary information and are the sole and absolute property of the Corporation. Executive agrees to disclose promptly to the Corporation all such Discoveries and to assist the Corporation in making any application in the United States and in foreign jurisdictions for patents or other intellectual property protection of any kind with respect thereto.

     13. WORKS FOR HIRE. All works and writings of a professional nature which are produced by Executive during her employment with the Corporation constitute works made for hire and are the sole and absolute property of the Corporation. Executive grants the Corporation the exclusive right to copyright all such works and writings in the United States and in foreign jurisdictions. To the extent any such works or writings are deemed not to be works for hire, Executive hereby assigns and agrees to assign all her interests therein to the Corporation or its nominee. Whenever requested to do so by the Corporation, Executive shall execute any and all applications, assignments, or other instruments that the Corporation may deem necessary to protect the Corporation's interest therein. Any assignment of copyright hereunder includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights" (collectively "Moral Rights"). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, Executive hereby waives such Moral Rights and consents to any action of the Corporation that would violate such Moral Rights in the absence of such consent. Executive agrees to confirm any such waivers and consents from time to time as requested by the Corporation.

     14. USE OF CONFIDENTIAL INFORMATION OF OTHER PERSONS. Executive represents and warrants that she has not brought and will not bring with her to the Corporation or use at the Corporation any materials or documents or intellectual property belonging to Executive or to a former employer or any other person that are not generally available to the public, unless express written authorization for their possession and use has been obtained from such person and the Corporation. Executive understands that she is not to breach any obligation of confidentiality that is owed to any former employer or other person, and Executive agrees to fulfill all such obligations during the period of her affiliation with the Corporation.

     15. NONDISCLOSURE AGREEMENT. In addition to the obligations set forth herein, Executive shall execute and deliver to the Corporation a Nondisclosure Agreement in the Corporation's standard form.

     16.  NON-COMPETITION.

          (a) INTERESTS OF CORPORATION. Executive acknowledges that her employment as a member of the Corporation's executive management team creates a relationship of confidence and trust between Executive and the Corporation with respect to confidential and proprietary information applicable to the business of the Corporation, its parents, subsidiaries, affiliates and its clients. Executive further acknowledges the highly competitive nature of the business of the Corporation. Accordingly, the Corporation and Executive agree that the restrictions contained in this Section 16 are reasonable and necessary for the protection of the immediate interests of the Corporation and its parents, subsidiaries and affiliates and that any violation of these restrictions would cause substantial injury to the Corporation and its parents, subsidiaries and affiliates.

          (b) COMPETITIVE BUSINESS. For purposes of this Agreement, the term "Competitive Business" means any person, firm, partnership, association, corporation, or business organization, entity or enterprise which (1) provides technical management consulting and/or systems integration services for (A) electric and gas utilities, water utilities and local government distribution automation technology projects, and/or (B) utility transmission and distribution systems, and/or (C) any business or entity in the utility industry or the power technologies market segment or (2) which directly competes with any other existing or contemplated line of business of the Corporation or its subsidiaries (provided that in the case of a contemplated business, such business is referenced in the Corporation's then current Business Plan) in which the Executive has directly and materially participated within the two (2) year period immediately preceding the termination of Executive's employment with the Corporation. The term

"Competitive Business" is not intended to include mere vendors or suppliers of the Corporation.

          (c) EXISTING CLIENT. For purposes of this Agreement, the term "Existing Client" means a client for whom the Corporation or any of its subsidiaries is performing consulting services as of the date of the termination of Executive's employment with the Corporation or for whom the Corporation or any of its subsidiaries performed consulting services within the two (2) year period immediately preceding the termination of Executive's employment with the Corporation. The term "Existing Client" is not intended to include mere vendors or suppliers of the Corporation.

          (d) RESTRICTIVE COVENANT. During Executive's employment with the Corporation and for a period of one (1) year following the termination of Executive's employment with the Corporation for any reason, Executive shall not (nor shall Executive cause, or provide assistance to anyone else to):

               (1) Employ or otherwise engage, or attempt to employ or otherwise engage, in or on behalf of Executive or any Competitive Business, any person who is employed or engaged as an employee, consultant, agent or representative of the Corporation or any of its parents, subsidiaries or affiliates as of the date of Executive's termination or at any time during the one-year period following such termination; or

               (2) Solicit directly or indirectly on behalf of Executive or any Competitive Business, the customer business or account of any Existing Client; or

               (3) Perform any work, whether as an employee, agent, servant, owner, partner, consultant, independent contractor, representative, stockholder or in any other capacity whatsoever, for any Competitive Business; provided, however, that this Section 16(d)(3) shall not apply to work which is completely unrelated to any of the lines of business described in Section 16(b).

          (e) SEVERABILITY. If any court shall determine that the duration, geographic limitations, subject or scope of any restriction contained in this
Section 16 is unenforceable, it is the intention of the Parties that this
Section 16 shall not thereby be terminated but shall be deemed amended to the extent required to make it valid and enforceable, such amendment to apply only with respect to the operation of this Section 16 in the jurisdiction of the court that has made the adjudication.

          (f) ABILITY TO GAIN ALTERNATIVE EMPLOYMENT. Executive recognizes and acknowledges that she has sufficient abilities and talents to be able to obtain, upon the termination of this Agreement, comparable employment from another business organization or entity while fully honoring and complying with the above covenants concerning confidential information and contacts with the Corporation's or any of its subsidiaries' existing customers or employees. Executive recognizes and acknowledges the importance to the Corporation and its subsidiaries of the above covenants and, therefore, agrees that, for a period of one (1) year following the termination of

Executive's employment with the Corporation and upon the Corporation's reasonable request of Executive, she will advise the Corporation of the identity of her new employer and will provide a general description, in reasonable detail, of her new duties and responsibilities sufficient to inform the Corporation of its need to request a court order to enforce the above covenants.

     17. REMEDIES. Executive acknowledges and agrees that the provisions of this Agreement are essential to the Corporation and are reasonable and necessary to protect the legitimate interests of the Corporation and its subsidiaries and that the damages sustained by the Corporation or its subsidiaries as a result of a breach of the agreements contained herein will subject the Corporation or its subsidiaries to immediate, irreparable harm and damage, the amount of which, although substantial, cannot be reasonably ascertained, and that recovery of damages at law will not be an adequate remedy. Executive therefore agrees that the Corporation and its subsidiaries, in addition to any other remedy they may have under this Agreement or at law, shall be entitled to injunctive and other equitable relief to prevent or curtail any breach of any portion of Sections 8 through 16 of this Agreement. In the event suit or action is instituted to enforce this Agreement or any of the terms and conditions hereof, including, but not limited to, suit for preliminary injunction, the prevailing Party shall be entitled to costs and reasonable attorneys' fees. Executive waives any right to the posting of a bond in the event of an issuance of a temporary restraining order, preliminary injunction or permanent injunction upon the issuance of said order by a court of competent jurisdiction.

     18. DEATH DURING EMPLOYMENT. This Agreement shall terminate upon Executive's death. In such event, the Corporation shall pay a death benefit equal to Executive's base monthly salary for the balance of the month of Executive's death and for the month following her death. Any amounts payable under this Agreement following Executive's death shall be paid to the beneficiary named in writing by Executive, or if none, to Executive's surviving spouse, or if none, to the executors and administrators of Executive's estate and shall be paid within sixty (60) days of Executive's death.

     19. DISABILITY. The Company may terminate Executive's employment hereunder, upon written notice to Executive, in the event that Executive becomes disabled during the Term through any condition of either a physical or psychological nature and, as a result, is, with or without reasonable accommodation, unable to perform the essential functions of the services contemplated hereunder for (a) a period of ninety (90) consecutive days, or (b) for shorter periods aggregating one hundred twenty (120) days during any twelve
(12) month period during the Term.

     20. TERMINATION OTHER THAN FOR DISABILITY OR DEATH. This Agreement may terminate for reasons other than Executive's death or disability upon the occurrence of any of the following events:

          (a) CAUSE. The Corporation, at its option, may terminate Executive for Cause (as defined below) upon written notice by the Corporation to Executive fully setting forth such Cause, which notice of termination may be appealed to the Board of Directors of the Corporation. "Cause" shall be limited to a situation in which Executive has:

               (1) Committed a criminal offense that, if committed in the State of Colorado, would have constituted a felony under the laws of the State of Colorado or the United States (other than a traffic offense or other similar violation); or

               (2) Committed a fraudulent act which is materially harmful to the Corporation; or

               (3) Committed an act of willful misconduct which subjects the Corporation to material harm; or

               (4) Committed an act of gross insubordination by refusing to obey written directions of the Corporation's Board of Directors and/or President and Chief Executive Officer (so long as such directions do not involve illegal or immoral acts), which refusal continues for a period of twenty (20) days after written notice to Executive by the Corporation which notice references such refusal and this Section 20(a); or

               (5) Committed repeated acts of alcohol or illegal drug abuse, and has failed to take reasonable steps to address such issues within twenty
(20) days after written notice to Executive by the Corporation which notice references such acts and this Section 20(a); or

               (6) Except during periods of vacation leave permitted pursuant to Section 5, failed to devote substantially all of her professional time and attention to the performance of her obligations under this Agreement, as determined by the Board of Directors of the Corporation, which failure continues for a period of twenty (20) days after receipt of written notice by Executive from the Corporation which notice references such failure and this Section 20(a); or

               (7) Failure of Executive to adequately perform material responsibilities and duties in a professionally-reasonable manner or in accordance with Corporation's professional work standards, as determined by the Board of Directors of the Corporation, provided that Executive must first be given written notice of any alleged performance failure, which notice references such failure and this Section 20(a), and an adequate period thereafter (not less than twenty (20) days) to correct any such failure which she thereafter fails to do.

          (b) BY CORPORATION WITHOUT CAUSE. The Corporation shall have the right to terminate this Agreement without Cause at any time upon thirty (30) days' advance written notice to Executive.

          (c) BY EXECUTIVE WITH GOOD REASON. Executive, at her option, may terminate employment for Good Reason (as defined below) upon written notice by Executive to the Corporation fully setting forth such Good Reason. For this purpose, Executive shall be deemed to have "Good Reason" following the occurrence of any of the following events:

               (1) A material breach of this Agreement by the Corporation which the Corporation fails to cure within twenty (20) days of receipt of written notice from Executive which describes the breach in reasonable detail and makes reference to this Section 20(c); or

               (2) The Corporation's requiring Executive to be based at any office or location other than the Home Office without Executive's approval, except for required travel on the Corporation's business, which the Corporation fails to cure within twenty (20) days of receipt of written notice from Executive which describes the breach in reasonable detail and makes reference to this Section 20(c); or

               (3) A change in Executive's job title (other than as a result of a promotion), a reduction in Executive's base salary, or a change in Executive's reporting responsibilities such that Executive no longer reports to the Corporation's Chief Executive Officer, in each case which the Corporation fails to cure within twenty (20) days of receipt of written notice from Executive which describes the matter in reasonable detail and makes reference to this
Section 20(c).

          (d) BY EXECUTIVE WITHOUT GOOD REASON. Executive shall have the right to terminate this Agreement without Good Reason at any time upon thirty (30) days' advance written notice to the Corporation.

          (e) BY MUTUAL AGREEMENT. This Agreement may be terminated at any time upon the mutual agreement of the Parties.

     21.  RIGHTS UPON TERMINATION.

          (a) OBLIGATIONS OF CORPORATION. Upon termination of Executive's employment with the Corporation, the Corporation shall have no further obligation to Executive except as specifically provided under this Agreement. Termination of Executive's employment shall not affect Executive's right to receive any compensation or bonuses which have accrued but have not been paid through the date of termination.

          (b) SEVERANCE BENEFITS. In addition to any accrued compensation or bonuses, and depending upon the circumstances of Executive's termination of employment, the Corporation shall pay or provide certain severance benefits (the "Severance Benefits"). The nature and extent of the Severance Benefits to be provided shall be determined in accordance with the table set forth in EXHIBIT A attached hereto. For purposes of EXHIBIT A, the following terms shall have the following meanings:

               (1) "Continuation Benefits" shall mean the continuation of the Benefits, including any Benefits which cover Executive's family, but excluding any contribution to any qualified or nonqualified pension, profit sharing or retirement plan or other deferred compensation arrangement (each a "Retirement Plan").

               (2) "Severance Pay" shall be expressed as a monthly amount and shall mean one-twelfth of (i) Executive's annual base salary pursuant to Section 5 at the rate in effect immediately prior to the termination of employment plus
(ii) Executive's aggregate Incentive Bonus, pro-rated on a straight-line basis for any partial year periods, for the one-year period immediately preceding the date of termination. Any Severance Pay due to Executive shall be paid in cash at the same times at which Executive would have received such payments had Executive's employment continued under this Agreement.

               (3) "Put Option" shall mean that Executive shall be entitled to exercise the Put Option in accordance with the terms of Section 22.

          (c) RETURN OF CORPORATE PROPERTY. Upon the termination of Executive's employment with the Corporation for any reason, Executive shall return to the Corporation any and all equipment owned by the Corporation and used by Executive. Notwithstanding the previous sentence, (i) upon the termination of Executive's employment with the Corporation for any reason other than by the Corporation for Cause pursuant to Section 20(a), Executive shall be entitled to keep, free and clear of any liens and encumbrances and any claim of title by the Corporation, equipment owned by the Corporation and used by Executive in the Home Office, to the extent that the value of such equipment does not exceed $10,000, and (ii) upon the termination of Executive's employment with the Corporation for any reason other than by the Corporation for Cause pursuant to
Section 20(a) or by Executive without Good Reason pursuant to Section 20(c), Executive shall be entitled to keep, free and clear of any liens and encumbrances and any claim of title by the Corporation, the automobile, if any, provided by the Corporation for Executive's use.

          (d) SUBSTITUTION OF BENEFITS. If any portion of the Benefits (excluding any contributions to any Retirement Plan) cannot reasonably be made available to Executive as required following a termination of employment, then the Corporation shall pay to Executive an amount in cash equal to 150% of the cost which must be incurred by Executive to acquire benefits equivalent to any tax-exempt Benefits previously provided by the Corporation and 100% of the cost which must be incurred by Executive to acquire benefits equivalent to any taxable Benefits previously provided by the Corporation. The Corporation shall determine the cost to Executive of such Benefits in good faith and shall provide reasonable documentation to support its findings to Executive.

     22.  PUT OPTION.

          (a) PUT OPTION. Upon the termination of Executive's employment under those circumstances designated in EXHIBIT A as entitling Executive to receive the Put Option, Executive shall have the right and option (the "Put Option"), in her sole discretion, to cause CHC to purchase all or any portion of any "Shares" (as defined herein) of CHC owned by Executive under the terms and conditions provided in this Section 22(a). For purposes of this Section 22, "Shares" means the shares of Common Stock of CHC owned by Executive on the Effective Date and any shares of Common Stock of CHC acquired by Executive through the exercise of any option that exists on the date of the Merger Agreement (including options to acquire Common Stock of the Corporation which are assumed by CHC pursuant to the Merger Agreement) which exercise occurs between the Effective Date and the date that is two Business Days after the Effective Date. "Shares" shall also include any shares of Common Stock of CHC which would otherwise meet the preceding definition which are held by Executive's spouse; any parent, child, descendant or sibling of Executive; the spouse of any of the foregoing; or any trust, partnership, custodian, fiduciary or other person or entity who holds such shares for the benefit of any such person.

          (b) PUT NOTICE. Executive may elect to exercise the Put Option by delivering written notice to CHC of such election (the "Put Notice") within 180 days of termination of Executive's employment, which notice shall state the number of Shares of Common Stock of CHC offered for sale (the "Offered Shares"). Within 90 days following the receipt by CHC of the Put Notice, CHC shall purchase the Offered Shares as requested in the Put Notice for a per share purchase price (the "Put Price") equal to the Fair Market Value (as determined in accordance with Section 22(d) hereof). The closing of such purchase and sale shall occur at the offices of CHC on such business day reasonably selected by CHC during such 90 day period upon not less than ten days prior written notice to Executive (the "Redemption Date"). From and after the Redemption Date, the rights of Executive and any other person holding the Offered Shares as a stockholder of CHC, with respect to the Offered Shares shall cease and the certificates representing the Offered Shares shall thereafter represent only the right to receive the applicable Put Price upon surrender of such certificates to CHC.

          (c) CLOSING. CHC shall pay the applicable Put Price in immediately available funds against delivery of the stock certificates representing the Offered Shares (or, in lieu of delivery of lost, stolen or destroyed certificates, an agreement to indemnify CHC from any loss incurred by it in connection with such certificates). If CHC is prevented from redeeming or making full payment for the Offered Shares by any legal or contractual restriction, CHC shall then redeem the maximum number of the Offered Shares as permitted free from any legal or other restrictions and STC shall the purchase the remaining Offered Shares under the same terms and conditions under which CHC was to have made such purchase.

          (d) DETERMINATION OF FAIR MARKET VALUE. The Fair Market Value of the Offered Shares shall be determined in accordance with the procedures set forth in this Section 22(d).

               (1) The Fair Market Value of the Offered Shares shall be equal to that price that would be payable as of the end of the calendar quarter immediately preceding the termination of Executive's employment assuming the sale of 100% of the equity of CHC in a cash transaction on such date, after appropriate consideration of all CHC's liabilities (including borrowings and preferred, common and contingent equity claims), and without application of any assumptions regarding synergies that might be achieved by any particular buyer, liquidity discount, or minority discount. Within 30 days following the Put Notice, CHC and Executive shall negotiate in good faith in an effort to reach mutual agreement as to the Fair Market Value of the Offered Shares.

               (2) If CHC and Executive are unable to reach agreement as to the Fair Market Value of the Offered Shares within such 30 day period, the Fair Market Value of the Offered Shares shall be determined by an appraisal process as set forth herein. Each of CHC and Executive shall designate, within 15 days after the conclusion of the 30 day negotiation period referred to above, an independent and experienced appraiser (each individually an "Appraiser" and collectively the "Appraisers"). The Appraisers shall be instructed to complete their appraisals of the Fair Market Value of the Offered Shares by no later than 30 days after their appointment. If the determination of the Appraiser with the higher determination is not greater than 110% of the determination of the other Appraiser, the Fair Market Value shall be equal to the average of the determinations of the two Appraisers; provided, however, if the higher determination is greater than 110% of the lower determination, then the two Appraisers shall jointly select a third Appraiser within 10 days after the first date on which both of such two Appraisers have delivered their reports. Such third Appraiser shall deliver its report of its good faith determination of the Fair Market Value of the Offered Shares within 30 days after such appointment, and in such case the Fair Market Value shall be equal to the average of the closest determinations; provided, however that if the highest and lowest of such three determinations differ from the middle determination by an equal amount, the Fair Market Value shall be equal to such middle determination. The cost of all such appraisals shall be borne by CHC.

     23. MITIGATION. Executive shall inform the Corporation if she should assume any position, whether as proprietor, partner, employee, principal, agent, consultant, director, officer, or in any other capacity, in any other firm or business. To the extent Executive shall accrue compensation from such other firm or business (whether such compensation shall be payable immediately or on a deferred basis), any Severance Pay payable by the Corporation shall be reduced on a dollar for dollar basis for each dollar earned by Executive during the period in which such Severance Pay is to be paid. Continuation Benefits shall be subject to mitigation under the limited circumstances described in EXHIBIT A if and only if Executive, in her sole discretion, has accepted employment with another firm or business and is eligible to receive benefits which are equivalent in all material respects to the Continuation Benefits. In determining benefit equivalence, the parties shall consider all factors, including the level of coverage, the cost, if any, to Executive, and the effect, if any, of provisions limiting coverage for pre-existing conditions. Notwithstanding anything herein to the contrary, this Section shall not apply, and there shall be no mitigation, following a termination of Executive's employment pursuant to
Section 20(b) or 20(c).

     24. ARBITRATION. Any controversy or claim arising out of or related to this Agreement shall be settled by arbitration in Denver, Colorado, under the Commercial Rules of the American Arbitration Association in effect at the time such controversy or claim arises (the "Rules") by one arbitrator appointed by the American Arbitration Association in accordance with the Rules, the arbitrator also apportioning the costs of arbitration. The award of the arbitrator shall be in writing, shall be final and binding upon the Parties, shall not be appealed from or contested in any court and may, in appropriate circumstances, include injunctive relief. Should any Party fail to appear or be represented at the arbitration proceedings after due notice in accordance with the Rules, then the arbitrator may nevertheless render a decision in the absence of said Party, and such decision shall have the same force and effect as if the absent Party had been present, whether or not it shall be adverse to the interests of that Party. Any award rendered hereunder may be entered for enforcement, if necessary, in any court of competent jurisdiction, and the Party against whom enforcement is sought shall bear the expenses, including attorneys' fees, of enforcement. Notwithstanding the foregoing, the Corporation shall be entitled to seek injunctive or other equitable relief to enforce any of the provisions in Sections 8 through 16 from any court of competent jurisdiction without the need to resort to arbitration.

     25. SURVIVAL. The covenants contained in this Agreement shall survive any termination of Executive's employment with the Corporation and shall survive any termination of this Agreement. The existence of any claim or cause of action of Executive against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of any of the covenants contained in this Agreement.

     26. SEVERABILITY. If the scope of any restriction contained in this Agreement is too broad to permit enforcement of such restriction to its fullest extent, then such restriction shall be enforced to the maximum extent permitted by law, and Executive and the Corporation hereby consent and agree that the scope of such restriction may be judicially modified in any proceeding brought to enforce such restriction. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted from this Agreement and the remainder of this Agreement shall remain in full force and effect.

     27. NOTICE. Any notices required or permitted to be given under this Agreement shall be sufficient if in writing and delivered by personal delivery or air courier, or if mailed by registered or certified first-class mail, return receipt requested, to the residence of Executive as it appears in the corporate records for notice to Executive, or to the principal office of the Corporation for notice to the Corporation. All notices delivered in accordance with this Section shall be deemed to have been received and shall be deemed effective if delivered in person or by air courier, upon actual receipt by the intended recipient, or if mailed, upon the date of delivery or refusal to accept delivery as shown by the return receipt therefor.

     28. NO WAIVER. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel to enforce any provision of this Agreement, except by a statement in writing signed by the Party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, and shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

     29. AMENDMENTS. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the Parties hereto.

     30. ASSIGNMENT. The rights and obligations of the Corporation under this Agreement shall, without the prior written consent of Executive, inure to the benefit of and be binding upon the successors and assigns of the Corporation. If the Corporation shall at any time be merged or consolidated with any other corporation or shall sell or otherwise transfer a substantial portion of its assets to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of the corporation or entity surviving or resulting from such merger or consolidation or to which such assets have been sold or transferred. Upon Executive's request, the Corporation shall obtain a written agreement to expressly assume this Agreement from any such successor. This is a personal service contract and may not be assigned by Executive.

     31. ENTIRE AGREEMENT. Subject to the last sentence of Section 3, this instrument contains the entire agreement of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter, whether oral or written, excluding the Agreement between the Parties dated March 10, 2000, regarding a tax bonus payable to Executive, but including without further limitation the Employment Agreement between the Parties dated January 1, 2000, and all other communications relating to the subject matter hereof, and the Parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth herein.

     32. GOVERNING LAW. This Agreement is made under and shall be governed by and construed in accordance with the internal laws of the State of Colorado applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Both parties agree that the exclusive venue for the enforcement of any arbitration award with respect to any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to their breach, shall be in the state or federal courts located in the State of Colorado and that such courts shall have personal jurisdiction over the parties to this Agreement.

     33. HEADINGS. The headings of sections in this Agreement are solely for convenience of reference and shall not control the meaning or interpretation of any provision of this Agreement.

     34. EXPENSES. The Corporation shall pay its own expenses and the reasonable expenses of Executive, including without limitation attorneys' fees, in connection with the preparation, negotiation and execution of this Agreement.


     Signed by the Parties on the day and year first above written.


                                       "CORPORATION"

                                       CONVERGENT GROUP CORPORATION


                                       By: /s/ Glenn E. Montgomery, Jr.
                                          --------------------------------------
                                          Glenn E. Montgomery, Jr.
                                          President and Chief Executive Officer



                                       "EXECUTIVE"

                                       /s/ Andrea S. Maizes
                                       -----------------------------------------
                                       Andrea S. Maizes
                                       Executive



                                       CHC


                                       By: /s/ Jean Chevallier
                                          --------------------------------------
                                           President
                                          --------------------------------------

                                          --------------------------------------

The following party, Schlumberger Technology Corp., is executing this Agreement in order to acknowledge and accept its obligations as set forth in Sections 4(c) and 22(c) as well as the provisions of Sections 24 through and including 33.


                                       SCHLUMBERGER TECHNOLOGY CORP.


                                       By: /s/ Jean Chevallier
                                          --------------------------------------
                                           Attorney-In-Fact
                                          --------------------------------------

                                          --------------------------------------

                                    EXHIBIT A
                                       TO
                              EMPLOYMENT AGREEMENT
                                     BETWEEN
                                ANDREA S. MAIZES
                                       AND
                          CONVERGENT GROUP CORPORATION

                           TABLE OF SEVERANCE BENEFITS

                               Additional
                                Months of       Additional
                              Continuation       Months of
Event of Termination            Benefits       Severance Pay      Put Option
--------------------------    ------------     -------------      ----------
1.  By the Corporation            0*               0*                No
    for Cause

2.  By the Corporation            6*               6*                Yes
    without Cause

3.  By Executive without          0                0                 No
    Good Reason

4.  By Executive with             6                6                 Yes
    Good Reason

5.  Disability                    6                3                 No

6.  Death                         6                0                 No


*Solely for purposes of determining Executive's entitlement to Continuation Benefits and Severance Pay under this Table, a termination by the Corporation for Cause pursuant to Section 20(a)(7) shall be deemed to be a termination by the Corporation without Cause entitling the Executive to one month of Continuation Benefits and one month of Severance Pay.


                                       A-1